MORGAN STANLEY CAPITAL GROWTH SECURITIES TRUST

Item 77.C.	Matters Submitted to a Vote of Security Holders - June
19, 2002

	Approval of an Agreement and Plan of Reorganization, dated January 24, 2002, between Morgan Stanley Capital Growth Securities Trust and Morgan Stanley American Opportunities Fund, pursuant to which substantially all of the assets of Morgan Stanley Capital Growth Securities Trust would be combined with those of Morgan Stanley American Opportunities Fund and shareholders of Morgan Stanley Capital Growth Securities Trust would become shareholders of Morgan Stanley American Opportunities Fund with a value equal to the value of their holdings in Morgan Stanley Capital Growth Securities Trust


For: 14,020,901	 Against: 679,943		Abstain:904,180